
SEC MAIL PROCESSING
RECEIVED
MAR 1 2007
WASH, D.C.
199
SECTION


07004555

SECUR... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Road, Suite 208
(No. and Street)

Westlake Village, CA 91361-4268
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William K. Jones OR Alan F. Hill — (818) 879-8478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Wurth Frazer and Torbet LLP
(Name – *if individual, state last, first, middle name*)

1199 S. Fairway Drive Walnut, CA 91789
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

AB 3/17

OATH OR AFFIRMATION

I, Alan F. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


PATRICIA L. MILLER
Commission # 1616149
Notary Public - California
Los Angeles County
My Comm. Expires Nov 23, 2009

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates

Report of Independent Registered Public Accounting Firm on Internal Controls

December 31, 2006



MOORE STEPHENS WURTH FRAZER AND TORBET, LLP
Certified Public Accountants and Consultants

1199 South Fairway Drive, 2nd Floor
Walnut, California 91789
PO Box 3949
City of Industry, California 91744
(909) 594-2713 Fax (909) 594-2357
www.mswft.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee
JonesTrading Institutional Services LLC,
Its Subsidiaries and Affiliates
Westlake Village, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Wurth Frazer and Torbet LLP

February 21, 2007
Walnut, California

END

JonesTrading Institutional Services LLC,
its Subsidiaries and Affiliates

Consolidated Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2006



MOORE STEPHENS WURTH FRAZER AND TORBET, LLP
Certified Public Accountants and Consultants

1199 South Fairway Drive, 2nd Floor
Walnut, California 91789
PO Box 3949
City of Industry, California 91744
(909) 594-2713 Fax (909) 594-2357
www.mswft.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board of Directors
JonesTrading Institutional Services LLC,
its Subsidiaries and Affiliates
Westlake Village, California

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Wurth Frazer and Torbet LLP

February 21, 2007
Walnut, California

JONESTRADING INSTITUTIONAL SERVICES LLC,
ITS SUBSIDIARIES AND AFFILIATES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:	
Cash	$ 1,268,112
Cash equivalents	13,690,290
Cash and cash equivalents	14,958,402
Commissions and other receivables	1,129,473
Prepaid and refundable income taxes	94,233
Prepaid expenses	527,259
Total current assets	16,709,367
OTHER ASSETS:	
Leasehold improvements and equipment, net	4,743,187
Deposits	11,421
Stock exchange membership	12,000
Total other assets	4,766,608
TOTAL ASSETS	$ 21,475,975

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:	
Trade accounts payable	$ 1,534,535
Accrued compensation payable	5,169,802
Accrued shareholder distributions	2,467,379
Accrued income taxes	605,235
Total current liabilities	9,776,951
OWNERS' EQUITY	
Jones & Associates, Inc. common stock, authorized 25,000,000 shares without par value, 23,525,000 shares issued and outstanding	13,378,801
JonesTrading Institutional Services LLC, membership units, authorized 30,000,000, 23,872,000 units issued and outstanding	2,467,170
Notes receivable due from owners	(8,068,921)
Retained earnings	3,921,974
Total owners' equity	11,699,024
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 21,475,975

See report of independent registered public accounting firm.
The accompanying notes are an integral part of this consolidated statement.

Note 1 - Summary of significant accounting policies

Nature of business

JonesTrading Institutional Services LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America, Canada and the United Kingdom. The Company maintains its corporate office in Westlake Village, California and branch offices in Northern California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, Texas and a wholly owned subsidiary in London, England.

On January 1, 2004, Jones & Associates, Inc. transferred all of its assets, liabilities and operations to JonesTrading Institutional Services, its wholly owned limited liability company, in exchange for 23,872,000 units or 100% of the outstanding units of the LLC.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper, all of which have original maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The maximum amount placed in any one financial institution is limited in order to reduce risk. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentration of credit risk

The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes we are not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Accounts receivable

For the purposes of the balance sheet and statement of cash flow, accounts receivable consist primarily of amounts due to the Company in relation to the previous week's transactions. The Company receives cash from its clearing agent, Neuberger Berman, LLC on a weekly basis in relation to business from the previous week. The December 31, 2006 balance represents total outstanding accounts receivable due to the Company less any clearing costs. Based on the short-term nature of the transactions, the Company does not provide an allowance for doubtful accounts for receivable balances on its financial statements.

Note 1 - Summary of significant accounting policies, continued

Principles of consolidation

The consolidated financial statements include the accounts of Jones & Associates, Inc. (an S-corporation), JonesTrading Institutional Services (a limited liability company) and its wholly owned subsidiary JonesTrading International Limited and all significant intercompany transactions and accounts have been eliminated for financial statement presentation.

Leasehold improvements and equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed by the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (7 years), data processing equipment (5 years), and leasehold improvements (over the lease term). Construction in progress consists of leasehold improvement projects in process as of December 31, 2006 and is not subject to expense. The Company also capitalizes qualified expenses related to software and project development as prescribed by *Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".* The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Maintenance and repairs are expensed currently; major renewals and betterments are capitalized.

Income taxes

Jones & Associates, Inc. has for federal income tax purposes elected to be taxed as an S corporation under provisions of the Internal Revenue Code, which require that the income or loss of the corporation be reported on the individual income tax return of the shareholders. For state income tax purposes Jones & Associates, Inc. also elected to be taxed as an S corporation under provisions of the California Tax Code which require that the income or loss of the corporation be partially passed through to the shareholders, while income is taxed at a reduced rate at the corporate level.

The Company conducts business in the following states: California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York and Texas. Most of these states have an annual partnership filing requirement, and some impose an annual limited liability company fee. These amounts have been provided for in the provision for income taxes.

Financial instruments

Statement of *Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About Fair Value of Financial Instruments"* requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of receivables, accounts payable, and accrued liabilities included on the accompanying balance sheet approximate their fair value due to their short-term nature.

See report of independent registered public accounting firm.

Note 1 – Summary of significant accounting policies, continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Net capital requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by the Rule. This requires the Company to maintain a net capital equal to the greater of $100,000 or 6.67% of the aggregate indebtedness. At December 31, 2006, the Company's net capital was $6,183,999 which was $5,532,202 in excess of this requirement.

Note 3 – Fully disclosed clearing agreement

During 2006, the Company cleared all customer transactions through its fully disclosed agreement with Neuberger Berman, LLC, a New York Stock Exchange member firm, and therefore, is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2006, the receivable for commissions for settled transactions amounted to $481,855.

Note 4 – Notes receivable due from owners

Notes receivable represent loans from the Company to employees to purchase stock and LLC units. At December 31, 2006 notes receivable amounted to $8,068,921, and is reported as a reduction of stockholders' equity. The notes are full recourse promissory notes bearing interest at 4.00% and are collateralized by the stock and units being purchased. Principal and interest are paid through owners' distributions of income on a monthly basis.

Note 5 – Retirement benefit plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any eligible employee who has completed one year of service shall be eligible to participate. An eligible employee shall become a participant effective as of the earlier of the first day of the plan year (January 1) or the first day of the seventh month of such plan year coinciding with or following the date that the employee met the eligibility requirements, as previously discussed.

For the year ended December 31, 2006, the Company contributed 4.00% of salaries for all non-highly compensated employees to the plan. The percentage rate is variable and is determined by the Company on an annual basis. Employees are eligible to participate in the plans after one year of employment.

See report of independent registered public accounting firm.

Note 6 – Leases

The Company leases office space and equipment under noncancelable operating lease agreements which expire on various dates through 2011. Certain leases contain renewal options and escalation clauses.

Note 7 – Contingencies

In the current year, a court-appointed receiver for the Wood River Entities believed that the Company may have received preferential transfers as defined under the United States Bankruptcy Code. The Company received payments from Wood River Capital Management as payment for losses incurred from Wood River failing to settle transactions placed with the Company. In April 2006, the Security and Exchange Commission settled with Wood River Entities. As sanctioned by the court order, JonesTrading paid a settlement in the current year to Wood River Entities, payment of which released the Company from any suits prior to and as of the payment date. No further payments are expected to be required by the Company or required to be reserved in relation to this matter as of December 31, 2006.

In January 2007, the Company received a preliminary adjustment notice by the City of New York Department of Finance in relation to a deficiency in 2004 and 2005 taxes paid on both the LLC and S-Corp levels. The Company believes the likelihood of paying the full amount is remote and expects to litigate the matter directly with New York City. Based upon historic precedent in relation to these cases, the Company increased accrued income taxes by $500,000 in its December 31, 2006 balance to cover the potential liability in relation to prior year deficiencies as well as for estimated 2006 payments due in relation to this matter.

Note 8 – Advertising

The Company expenses advertising costs as incurred. Expense in the current year included mainly trade magazine advertising and promotional items that are not considered direct response with potential future economic benefit and therefore, do not require capitalization.

Note 9 – Owners' equity

The Company's equity consists of Jones & Associates, Inc. (S-corporation) common stock no par value of which there are 25,000,000 shares authorized and 23,525,000 shares issued and outstanding at December 31, 2006. The Company's equity also consists of its subsidiary JonesTrading Institutional Services LLC of which there are 30,000,000 LLC units authorized of which 23,872,000 are outstanding at December 31, 2006. Jones & Associates, Inc. own 23,525,000 units in JonesTrading Institutional Services LLC and 347,000 units are owned by employees of JonesTrading Institutional Services LLC.

Note 10– Off-balance-sheet risk and concentrations of credit risk

In the normal course of business the Company enters into various equity transactions as principal or agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

Note 11 – Subsequent event

On February 20th, 2007 the Company signed a Unit Purchase Agreement with Freidman, Fleischer and Lowe ("FFL"). Under the Agreement, FFL will make an investment of $50 million in the Company and will receive approximately 4.0 million units in return. The investment will close once all regulatory approvals have been received.